UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

INVUITY, INC.

(Name of Subject Company (Issuer))

ACCIPITER CORP.

a wholly-owned subsidiary of

STRYKER CORPORATION

(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

46187J205

(CUSIP Number of Class of Securities)

Michael Hutchinson

Stryker Corporation

2825 Airview Boulevard

Kalamazoo, Michigan 49002

(269) 385-2600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$189,608,432.16	$23,606.25

*

Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 24,073,678 shares of common stock, par value $0.001 per share, of Invuity, Inc. ( “Invuity”) multiplied by the offer price of $7.40 per share, (ii) 917,512 shares subject to issuance upon settlement of outstanding restricted stock units multiplied by the offer price of $7.40 per share and (iii) the net offer price for 1,566,536 shares issuable pursuant to outstanding options with an exercise price less than $7.40 per share (which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $7.40 minus such applicable strike price). The calculation of the filing fee is based on information provided by Invuity as of September 7, 2018.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction valuation by 0.0001245.

☑

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$23,606.25
Form or Registration No.:	Schedule TO-T
Filing Party:	Stryker Corporation
Date Filed:	September 24, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☑

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 24, 2018 (together with any amendments and supplements thereto, the “Schedule TO”) by Accipiter Corp. (“Purchaser”), a Delaware corporation, and Stryker Corporation (“Stryker”), a Michigan corporation. The Schedule TO relates to the tender offer by Purchaser, a wholly-owned subsidiary of Stryker, and Stryker, for all of the outstanding shares of common stock, par value $0.001 per share, of Invuity, Inc. (“Invuity”), a Delaware corporation, at a price of $7.40 per share, paid to the seller in cash, without interest, subject to any required withholding of taxes, upon the terms and conditions set forth in the Offer to Purchase, dated September 24, 2018 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” This Amendment is being filed on behalf of Stryker and Purchaser.

The information set forth in the Offer to Purchase, including Annex I thereto, and the related Letter of Transmittal is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Items 1 through 9; Item 11

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following:

“The Offer and withdrawal rights expired at 12:00 midnight Eastern Time at the end of the day on October 22, 2018. The Depositary has indicated that a total of 19,701,279 Shares were validly tendered and not properly withdrawn pursuant to the Offer as of the Expiration Date, representing approximately 81.67% of the outstanding Shares. The number of Shares tendered satisfied the Minimum Condition. All other Offer Conditions having been satisfied, Purchaser has accepted for payment and will promptly pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer.

On October 23, 2018, Stryker completed its acquisition of Invuity pursuant to the terms of the Merger Agreement. On such date, Purchaser merged with and into Invuity, without a vote of the stockholders of Invuity in accordance with Section 251(h) of the DGCL, with Invuity continuing as the surviving corporation and a wholly-owned subsidiary of Stryker. As of the Effective Time, by virtue of the Merger, each issued and outstanding Share (other than Shares (i) owned by Invuity as treasury stock or owned by Stryker or Purchaser, which Shares were automatically cancelled and retired and ceased to exist or (ii) held by any person who was entitled to and has properly demanded appraisal for such Shares in accordance with Section 262 of the DGCL) was converted into the right to receive an amount equal to the Offer Price, payable to the holder thereof in cash, without interest. As a result of the Merger, Invuity will cease to be a publicly traded company on Nasdaq and Stryker intends to take steps to cause the termination of the registration of the Shares under the Exchange Act and to suspend all of Invuity’s reporting obligations under the Exchange Act as promptly as practicable.

A copy of the press release issued by Stryker on October 23, 2018, announcing the expiration of the Offer and the consummation of the Merger is attached hereto as Exhibit (a)(5)(A) and is incorporated herein by reference.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to Item 12:

Exhibit No.	Description

(a)(5)(A)	Press Release issued by Stryker Corporation, dated October 23, 2018.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2018

ACCIPITER CORP.

By:	/s/ Dean H. Bergy
Name:	Dean H. Bergy
Title:	Vice President and Secretary

STRYKER CORPORATION

By:	/s/ Glenn S. Boehnlein
Name:	Glenn S. Boehnlein
Title:	Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 24, 2018.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement as published in The New York Times on September 24, 2018.*

(a)(1)(F)	Press Release issued by Stryker Corporation and Invuity, Inc., dated September 11, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Stryker Corporation with the Securities and Exchange Commission on September 11, 2018).*

(a)(5)(A)	Press Release issued by Stryker Corporation, dated October 23, 2018.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of September 10, 2018, by and among Stryker Corporation, Accipiter Corp. and Invuity, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Invuity, Inc. with the Securities and Exchange Commission on September 11, 2018).*

(d)(2)	Confidential Disclosure Agreement, dated as of July 31, 2018 by and between Stryker Corporation and Invuity, Inc.*

(d)(3)	Form of Tender Agreement (incorporated by reference to Exhibit 99.2 filed by Invuity, Inc. on September 11, 2018).*

(g)	None.

(h)	None.

(g)	None.

(h)	None.

*	Previously Filed